United States securities and exchange commission logo





                             July 7, 2021

       Alberto Recchi
       Chief Financial Officer
       Galileo Acquisition Corp.
       1049 Park Ave. 14A
       New York, NY 10028

                                                        Re: Galileo Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed June 9, 2021
                                                            File No. 333-256935

       Dear Mr. Recchi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 Registration Statement

       Cover Page

   1. We note your disclosure that the PIPE Investors include certain existing Shapeways stockholders and a
strategic investor that has entered into a commercial relationship with
                                                        Shapeways. Please
revise to elaborate on the "commercial relationship."
       Frequently Used Terms, page 1

   2.                                                   Please include a
discussion for the definition of    Merger Consideration,    and clarify how
                                                        the term differs from
 Stockholder Merger Consideration    disclosed on page 7. Disclose
                                                        that the Conversion
Ratio will be 0.83-to-1 per share, whereby for each issued and outstanding share of
common stock held by Shapeways Stockholders, such
                                                        shareholders will
receive 0.83 shares of new common stock of Galileo in the Business
 Alberto Recchi
FirstName   LastNameAlberto Recchi
Galileo Acquisition  Corp.
Comapany
July 7, 2021NameGalileo Acquisition Corp.
July 7,2 2021 Page 2
Page
FirstName LastName
         Combination. Your discussion should also disclose how you arrived at the Merger
         Consideration aggregate value of $406,000,000, and disclose material inputs including whether cash will be issued or debt assumed.
Questions and Answers About the Proposals
Q: What will happen in the Business Combination, page 15

3. Please expand your disclosures herein and under the Question What will Shapeways
         Stockholders receive in the Business Combination to disclose the Conversion Ratio.
What equity stake will current Public Shareholders, the Sponsor, the initial shareholders and the
Shapeways Stockholders hold in the Company, page 17

4. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
5. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
6. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
7. It appears that the underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
What interests do Galileo's initial shareholders, Sponsor, current officers, directors and advisors have in the Business Combination, page 18

8. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
9. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
 Alberto Recchi
Galileo Acquisition Corp.
July 7, 2021
Page 3
10.      Please revise the first bullet to quantify the number of Sponsor
Shares.
11. We note your disclosure of percentages of certain fees. Please revise to provide the dollar amount for such fees.
Q: What happens if a substantial number of Galileo's Public Shareholders..., page 20

12. We note herein and throughout your joint proxy statement/ prospectus that a condition to closing of the merger, which may be waived by Shapeways, is that Galileo shall have at closing at least $100 million in cash and cash equivalents after given effect to completion and payment of redemptions. Given the pro forma combined financial information assuming maximum redemption as of March 31, 2021 reflects a balance in cash and cash equivalents below this threshold, please discuss how this condition is assumed to have been met herein and throughout the filing where the maximum redemption is given pro forma effect.
Selected Historical Financial Information of Shapeways, page 45

13. Please expand the selected historical financial information for Shapeways to provide the comparative three months ended March 31, 2020 data. Also, please remove the designated columnar headings of unaudited and audited herein, as well as in the selected historical financial information for Galileo, as the selected information has been derived from financial information provided elsewhere in the proxy statement/ prospectus.
Comparative Per Share Information, page 49

14. Please revise your computation of pro forma combined historical book value per share as discussed to mean total shareholders' equity (deficit) divided by total outstanding shares or tell us why you believe the use of weighted average common shares outstanding is appropriate. Additionally given that you present Net income (loss) per share using the two-class method, clarify that Net income per share for Galileo pertains only to such entity's outstanding non-redeemable ordinary shares, and the weighted average shares outstanding combines both the company's redeemable and non-redeemable shares.
         Further, expand the columnar headings of Galileo and Shapeways to include the term historical as provided elsewhere in the proxy statement/ prospectus. Risk Factors
Risks Related to the Business Combination, page 51

15. Disclose the material risks to unaffiliated investors presented by taking the company
FirstName LastNameAlberto Recchi
        public through a merger rather than an underwritten offering. These risks could include
Comapany     NameGalileo
        the absence of dueAcquisition   Corp. by an underwriter that would be
subject to liability
                           diligence conducted
July 7, for
        2021any material
              Page 3     misstatements or omissions in a registration
statement.
FirstName LastName
 Alberto Recchi
FirstName   LastNameAlberto Recchi
Galileo Acquisition  Corp.
Comapany
July 7, 2021NameGalileo Acquisition Corp.
July 7,4 2021 Page 4
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FirstName LastName
Since the Sponsor and Galileo's directors and officers have interests that are different..., page 56

16. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Provisions in the Proposed Charter and Bylaws and Delaware law may, page 66

17. Please ensure your disclosures on pages 66, 102, 162 and 268 are consistent with the proposed exclusive forum provisions in your certificate of incorporation. In that regard, we note your disclosure on page 66 indicates that any action arising under the Securities
         Act will have concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware. This is inconsistent with your provision set forth on page A-5. Please revise your disclosures on pages 66, 102, 162 and 268 to accurately disclose the scope of your exclusive forum provision. If your exclusive provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. It does not appear that your bylaws include an exclusive forum provision so please update your disclosure accordingly.
Proposal 1: The Domestication Proposal
Comparison of Shareholder Rights under the Applicable Organizational Documents Before and
After the Domestication, page 111

18. We note your disclosure on page 115 that the Galileo charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Background of the Business Combination, page 140

19. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, valuation, consideration, proposals and counter-proposals, and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.
20. We note your disclosure on page 144 that Galileo submitted a financial model outlining the proposed economics of the deal. Please revise to list the proposed economics, and note any changes to the economics throughout the negotiation period.
21. Please elaborate on the reasons for abandoning the discussions with Company D. Please more specifically discuss concerns regarding market conditions and, industries and geographic areas in which Company D operated.
 Alberto Recchi
FirstName   LastNameAlberto Recchi
Galileo Acquisition  Corp.
Comapany
July 7, 2021NameGalileo Acquisition Corp.
July 7,5 2021 Page 5
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FirstName LastName

Certain Projected Financial Information, page 149

22. We note you disclose the projections Shapeways' management provided Galileo were prepared with a view to public disclosure or in compliance with GAAP, the published guidelines of the SEC, or the guidelines established by the AICPA for preparation and presentation of prospective financial information. This appears to conflict with your risk factor disclosure that none of these projections or forecasts were prepared with such a view. Please advise and revise as necessary.
23. Please revise to include the historical financial performance and five-year forecast that
         Shapeways management provided to Galileo. Please indicate whether the projections are in line with historic operating trends. If they are not, your disclosure should address why the change in trends is appropriate or the assumptions are reasonable.
24. We note the overview of the assumptions listed on page 150. Please revise to include the actual material estimates and hypothetical assumptions.
25. Please disclose the assumptions regarding the customer base for your projected revenues.
Unaudited Pro Forma Condensed Combined Financial Information
The Business Combination and Related Transactions, page 191

26.      Please revise the table on page 192 to disclose the sponsor and its
affiliates    total potential
         ownership interest in the combined company, assuming exercise and conversion of all securities.
Galileo - Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 211

27. Please revise your disclosures for the periods presented consistent with the financial information presented within the amended results provided in your amended Form 10-K filed on May 26, 2021.
Manufacturing and Suppliers, page 222

28. Please file the Memorandum of Understanding with Desktop Metal as an exhibit to the proxy statement/prospectus.
Government Regulations, page 223

29. We note your disclosure on page 91 that Shapeways maintains certain procedures to screen items that they manufacture on behalf of customers for infringement on the intellectual property rights of others. Please describe the procedures for screening, and please discuss regulations regarding trademarks, patents, trade secrets or other intellectual property rights that are applicable to the business.
 Alberto Recchi
FirstName   LastNameAlberto Recchi
Galileo Acquisition  Corp.
Comapany
July 7, 2021NameGalileo Acquisition Corp.
July 7,6 2021 Page 6
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FirstName LastName
Shapeways' Related Party Transactions, page 253

30. Note 14 references a promissory note with an officer of Shapeways with an aggregate principal balance and accrued interest of $151,000 due as of December 31, 2020. Please advise or revise to disclose this related party transaction. Description of Securities
Description of Galileo Securities Prior to the Domestication and the Business Combination
Ordinary Shares, page 262

31. We note your disclosure on page 263 that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Report of Independent Registered Public Accounting Firm
Shapeways, Inc., page F-45

32. Please amend to have your former independent registered public accounting firm provide a report stating that the audit was conducted in accordance with the standards of the Public
         Company Accounting Oversight Board (United States). Additionally ensure such report includes all relevant elements noted in PCAOB Auditing Standard 3101 including paragraph 9, or tell us why the current audit report addressing the "auditing" standards of the PCAOB is appropriate and include supporting guidance.
Signatures, page II-6

33. Please identify the principal executive officer, the principal financial officer, and the controller or principal accounting officer.
General

34. We note that Shapeways CEO Greg Kress discussed the business combination in an interview published on May 5, 2021. Please tell us whether Shapeways believes that the interview would be considered a solicitation subject to the proxy rules, and whether they are relying on Rule 14a-12 of the Exchange Act. If so, please explain how the conditions of Rule 14a-12 have been met.
35. Please disclose the anticipated use of the funds from the Trust and PIPE
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Alberto Recchi
Galileo Acquisition Corp.
July 7, 2021
Page 7

       You may contact Beverly Singleton at 202-551-3328 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameAlberto Recchi                          Sincerely,
Comapany NameGalileo Acquisition Corp.
                                                          Division of
Corporation Finance
July 7, 2021 Page 7                                       Office of
Manufacturing
FirstName LastName